INDEPENDENT CHARTERED ACCOUNTANTS

Minefinders Corporation Ltd

Vancouver, Canada

We consent to the inclusion in this Annual Report on Form 40-F of our report dated March 5, 2008 relating to the consolidated financial statements and internal control over financial reporting.

We also consent to the incorporation by reference in the previously filed (March 18, 2003, December 17, 2003 and July 23, 2004) open registration statements on Form S-8 (SEC Nos. 333-103893, 333-111255, and 333-117611) and Form F-10 (SEC No. 333-138709 on November 29, 2006) of Minefinders Corporation Ltd. of our report dated March 5, 2008, relating to the consolidated financial statements and internal control over financial reporting appearing in the Company’s Annual Report on Form 40-F for the year ended December 31, 2007.

BDO Dunwoody LLP (signed)

Chartered Accountants

Vancouver, Canada

March 28, 2008